                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


                         ------------------------------



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2003


                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


Commission File Number  1-3215

                         ------------------------------

                         JOHNSON & JOHNSON SAVINGS PLAN
                         FOR UNION REPRESENTED EMPLOYEES
                         -------------------------------
                            (Full title of the Plan)


                                JOHNSON & JOHNSON
                           ONE JOHNSON & JOHNSON PLAZA
                         NEW BRUNSWICK, NEW JERSEY 08933
           -----------------------------------------------------------
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Item 4.  Financial Statements and Exhibits

         Report of Independent Registered Public Accounting Firm

         Financial Statements:

            Statements of Net Assets Available for Benefits
            As of December 31, 2003 and 2002

            Statement of Changes in Net Assets Available for
            Benefits for the Year Ended December 31, 2003

         Notes to Financial Statements

Schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Consent of PricewaterhouseCoopers LLP, dated June 18, 2004

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     JOHNSON & JOHNSON SAVINGS PLAN
                                     FOR UNION REPRESENTED EMPLOYEES



                                     By: /s/ R. J. Darretta
                                         -----------------------------
                                         R. J. Darretta
                                         Chairman, Pension Committee
June 22, 2004

                         JOHNSON & JOHNSON SAVINGS PLAN
                         FOR UNION REPRESENTED EMPLOYEES




                                -----------------




                              FINANCIAL STATEMENTS



                        AS OF DECEMBER 31, 2003 AND 2002
                             AND FOR THE YEAR ENDED
                                DECEMBER 31, 2003

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------

                                                                         PAGE(S)
                                                                         -------
Report of Independent Registered Public Accounting Firm .................    1

Financial Statements:

   Statements of Net Assets Available for Benefits
     As of December 31, 2003 and 2002 ..................................     2

   Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2003 .....................     3

Notes to Financial Statements .......................................... 4 - 9


Schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, the Pension Committee and the Compensation & Benefits Committee of
Johnson & Johnson Savings Plan for
Union Represented Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson & Johnson Savings Plan for Union Represented Employees (the "Plan") as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 16, 2004

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

                                                        2003            2002
                                                    ------------    ------------

ASSETS

  Interest in Master Trusts, at fair value

    Interest in Johnson & Johnson Pension
      and Savings Plans Master Trust ...........    $ 35,385,877    $         --

    Interest in Johnson & Johnson Savings
      Plan Trust ...............................              --      35,207,706
                                                    ------------    ------------

        Total investments ......................      35,385,877      35,207,706


  Receivables

    Employee contributions .....................          35,169              --

    Employer contributions .....................           9,455              --
                                                    ------------    ------------

        Total receivables ......................          44,624
                                                    ------------    ------------

        Total assets ...........................      35,430,501      35,207,706
                                                    ============    ============

LIABILITIES

  Accrued expenses .............................          25,432              --
                                                    ------------    ------------

    Total liabilities ..........................          25,432              --
                                                    ============    ============

      Net assets available for benefits ........    $ 35,405,069    $ 35,207,706
                                                    ============    ============

                        See Notes to Financial Statements

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------

INVESTMENT INCOME (LOSS)

  Investment income from interest in Master Trust

    Net appreciation in fair value of investments...........  $    407,993

    Investment income

      Interest .............................................       173,674

      Dividends ............................................       520,879

  Contributions

    Employee contributions .................................     3,310,139

    Employer contributions .................................       813,734
                                                              ------------

      Total Additions ......................................     5,226,419
                                                              ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO

  Payments to participants .................................     4,850,204

  Administrative expenses...................................       178,852
                                                              ------------

    Total deductions........................................     5,029,056
                                                              ------------

      Net increase..........................................       197,363

NET ASSETS AVAILABLE FOR BENEFITS

  Beginning of year.........................................    35,207,706
                                                              ------------

  End of year...............................................  $ 35,405,069
                                                              ============

                        See Notes to Financial Statements

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         GENERAL

         The Johnson & Johnson Savings Plan for Union Represented Employees (the "Plan") is a participant directed defined contribution plan which was established on January 1, 1993 by Johnson & Johnson ("J&J" or the "Company"). The Plan was designed to enhance the existing retirement program of eligible employees covered under collective bargaining agreements with the Company. The funding of the Plan is made through employee and Company contributions. Prior to January 1, 2003 the assets of the Plan were maintained in the Johnson & Johnson Savings Plan Trust. As of January 1, 2003, the Johnson & Johnson Savings Plan Trust and the Johnson & Johnson Pension Trust Fund merged to form a single Master Trust, the Johnson & Johnson Pension and Savings Plans Master Trust (the "Trust"). Transactions in the Trust are executed by the trustee, State Street Trust Company ("State Street" or "Trustee"). The Plan's interest in the Trust is allocated to the Plan based upon the total of each participant's share of the Trust.

         This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

         CONTRIBUTIONS

         In general, full-time employees represented by a collective bargaining unit participating in the Plan with at least one year of eligible service can contribute to the Plan.

         Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of participants. Participating employees may contribute a minimum of $0.16 per hour up to a maximum of $2.40 per hour of the first forty hours worked in each payroll week, depending on the negotiated contract rate. All contributions are on a pre-tax basis and may not exceed $12,000 and $11,000 in 2003 and 2002, respectively.

         Participant contributions are invested in any of the four investment funds offered by the Plan at the direction of the participating employees.

         After one year of eligible service, the Company contributes to the Plan out of current or accumulated profits, an amount equal to 25% or 50% of the employee directed contributions on the first $0.16 to $1.20 per hour (depending on the negotiated collective bargaining agreement), directly into the J&J Stock Fund. Participants have the option to elect that the Company matching contribution be invested in the current investment fund mix chosen by the participant.

         INVESTMENTS

         Participants have the option to invest in any one of four investment funds offered by the Plan, which include the Fixed Interest Fund, J&J Stock Fund, U.S. Government Securities Fund and the Diversified Equity Fund. Participants may transfer all or a portion of their accumulated Company matching contribution into the Plan's other investment funds. The trustee reinvests all investment income.

         VESTING

         A participant's plan account, including participant contributions, company contributions and earnings thereon, is always fully vested. As a result, there are no forfeitures under the Plan.

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         PAYMENT OF BENEFITS

         Benefits are paid to participants upon termination, retirement, long-term disability or death. Participants can elect to defer payment until age 65. Distributions are paid in a lump sum payment for all fund balances.

         A participant's account may be distributed to their beneficiaries upon the participant's death in the same manner described for participants.

         Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions. Participants are entitled to benefits provided by contributions (Company and participant) and investment earnings thereon, including realized and unrealized gains and losses, which have been allocated to the participant's account balance. Participants have the option of receiving all or part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson common stock (plus cash for fractional shares) for distributions other than a hardship.

         ADMINISTRATIVE EXPENSES

         All third party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

         TERMINATION

         The Company fully intends to continue the Plan indefinitely, but reserves the exclusive right to amend, change, suspend or terminate the Plan at any time for any reason. In the event that the Plan is terminated, all Plan funds must be used exclusively for the benefit of the Plan participants.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles in the United States of America.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's interest in the Trust is stated at fair value. Generally, it represents securities traded on a national securities exchange, which are valued at the last reported sales price on the last business day of the year. Benefit responsive guaranteed and synthetic investment contracts are recorded at contract value, which approximates fair value (Note 5).

         As the investment funds contain various underlying assets such as stock and short-term investments, the participant's account balance is reported in units of participation, which allows for immediate transfers in and out of the fund. The purchase or redemption price of the units is determined by the trustee, based on the current market value of the underlying assets of the funds. The fund's net asset value is the value of a single unit, which is computed by adding the value of the fund's investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

         Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         NET APPRECIATION (DEPRECIATION)

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments held in the Master Trust, which consists of unrealized appreciation (depreciation) of the underlying investments and realized gains and losses on sales of investments.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         USE OF ESTIMATES

         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and when applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         RISK AND UNCERTAINTIES

         The Plan provides for various investment options in funds, which can invest in a combination of equity and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.       INVESTMENTS

         The following investments are those in the Master Trust which represent 5% or more of the Plan's net assets.

                                                        AS OF DECEMBER 31,
                                                   ---------------------------
                                                       2003            2002
                                                   -----------     -----------

         Johnson & Johnson Stock Fund .........    $24,975,871     $26,843,590

         Diversified Equity Fund ..............      5,841,374       4,128,028

         Fixed Interest Fund ..................      3,205,541       2,997,592

         The Plan's investments include gains and losses on investments bought and sold as well as held during the year which are reflected in its interest in the Master Trust. These investments appreciated/(depreciated) in value during 2003 as follows:


         Equities ...............................   $ 1,534,700

         Johnson & Johnson Stock Fund ...........    (1,126,707)
                                                    -----------

           Net appreciation .....................   $   407,993
                                                    ===========

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.       INVESTMENTS IN PLAN MASTER TRUST

         Effective January 1, 2003, the Johnson & Johnson Savings Plan Trust merged with the Johnson & Johnson Pension Trust Fund to form a single Master Trust, the Johnson & Johnson Pension and Savings Plans Master Trust ("the Trust"). The Plan holds approximately 0.39% of the Trust's net assets as of December 31, 2003.

         The investments in the U.S. Government Securities, Fixed Interest, J&J Stock and the Diversified Equity Funds are included in the Trust. The Trust also includes other funds not part of the Plan. The Trust's net assets, income, and expenses are allocated to the Plan based on the total of each participant's share of the four funds of the Trust included in the Plan.

         As of December 31, 2002, the Plan held approximately 0.92% of the Savings Plan Trust's net assets. The following table represents the total value of investments in the respective trusts:


                                                    AS OF DECEMBER 31,
                                              ------------------------------
                                                  2003                2002
                                            PENSION & SAVINGS      SAVINGS PLAN
                                            PLANS MASTER TRUST        TRUST
                                            -----------------------------------

Investments at fair value
  Short term investment funds ..............  $  251,872,480     $   46,899,619
  U.S. Government and Agency securities ....     688,955,151         50,232,862
  Corporate debt ...........................     305,698,696          7,109,175
  Preferred stocks .........................      10,536,822              --
  J&J common stock .........................   4,890,705,529      2,673,806,548
  Other equities ...........................   2,074,484,099        166,832,677
Investments at contract value
  Deposits in group annuity contracts
  and synthetics ...........................     924,152,802        872,124,535
                                               -------------       ------------
     Total Master Trust investments ........   9,146,405,579      3,817,005,416

Receivables ................................     179,120,628          5,456,869
Liabilities ................................    (230,499,957)        (2,143,681)
                                               -------------      -------------
     Net assets held in Master Trust,
       at fair value .......................  $9,095,026,250      3,820,318,604
                                               =============      =============

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The net investment income/(loss) of the Pension and Savings Plans Master Trust was composed of the following:

                                                                 FOR THE
                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2003
                                                              --------------
          Net appreciation/(depreciation) in fair value of investments

            Short term investment funds ...................   $      356,879

            U.S. Government and Agency securities .........       (3,648,217)

            Corporate debt ................................       36,792,741

            Preferred stocks ..............................        2,107,744

            J&J common stock ..............................      536,529,673

            Equities and other ............................      410,093,798
                                                              --------------

                                                                 982,232,618
                                                              --------------

            Interest ......................................       78,096,556

            Dividends .....................................      101,605,984
                                                              --------------

              Net investment gain .........................   $1,161,935,158
                                                              ==============

5.       GUARANTEED AND SYNTHETIC INVESTMENT CONTRACTS

         The Trust holds investments in guaranteed and synthetic investment contracts as part of the Fixed Interest Fund. These investments are recorded at their contract values. This represents cost plus accrued interest of guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics, as the contracts are fully benefit-responsive. Participants may ordinarily direct the withdraw or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

         The average yield of the Fixed Interest Fund was approximately 4.86% and 5.71% for 2003 and 2002, respectively. The crediting interest rate was approximately 4.96% for 2003 and 5.80% for 2002. The crediting interest rate of the Fixed Interest Fund is the annual return of the fund before plan expenses, while the average yield includes administrative expenses. The crediting interest rate for the investment contracts is either agreed to in advance with the issuer or varies based on an agreed to formula, but cannot be less than zero. The fair value of guaranteed and synthetic investment contracts at December 31, 2003 and 2002 was $924,152,802 and $872,124,535, respectively, in the aggregate.

6.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated December 31, 2002, that the Plan and the Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

7.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by State Street Global Advisors ("State Street"). State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

         The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

8.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                            DECEMBER 31,
                                                    ---------------------------
                                                        2003            2002
                                                    -----------     -----------

         Net assets available for benefits
           per the financial statements ........    $35,405,069     $35,207,706

         Amounts allocated to withdrawing
           participants ........................        (37,952)             --
                                                    -----------     -----------
         Net assets available for benefits per
           the Form 5500 .......................    $35,367,117     $35,207,706
                                                    ===========     ===========

                                                                 FOR THE YEAR
                                                                     ENDED
                                                              DECEMBER 31, 2003
                                                              -----------------

         Benefits paid to participants per the
           financial statements ...........................       $4,850,204

         Add: Amounts allocated to withdrawing
           participants at December 31, 2003 ..............           37,952

         Less: Amounts allocated to withdrawing
           participants at December 31, 2002 ..............               --
                                                                  ----------

         Benefits paid to participants per the Form 5500 ..       $4,888,156
                                                                  ==========

         Amounts allocated to the withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-52252) of Johnson & Johnson of our report dated June 16, 2004 relating to the financial statements of the Johnson & Johnson Savings Plan for Union Represented Employees, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 18, 2004